Exhibit 99.1

Press Release

D.E MASTER BLENDERS 1753 celebrates first day of trading on NYSE Euronext

Utrecht – June 12, 2012. Shares in D.E MASTER BLENDERS 1753, the international coffee and tea business spin-off of Sara Lee Corp. will start first trading at 9:00 hours CET today under the ticker symbol ‘DE’ on NYSE Euronext in Amsterdam.

To celebrate the first day of trading, Michiel Herkemij, CEO of D.E MASTER BLENDERS 1753 will sound the bell which denotes the opening of trading on the European markets of NYSE Euronext at 9:00 am CET today. He will be joined by Mark Rutte, Prime Minister of the Netherlands, Jan Bennink, Chairman of the Board of Directors of D.E MASTER BLENDERS 1753, Jan Michiel Hessels, Chairman of the Board of Directors of NYSE Euronext and Cees Vermaas, CEO of NYSE Euronext Amsterdam.

Michiel Herkemij, CEO of D.E MASTER BLENDERS 1753 said: “Today we take a historic step in creating a pure-play coffee and tea company. The listing on NYSE Euronext Amsterdam will open new horizons for the company, with additional flexibility in structuring transactions and greater visibility in the financial markets. We look forward to taking D.E MASTER BLENDERS 1753 to the next level as a public company and as one of the world’s leaders in coffee and tea.”

D.E MASTER BLENDERS 1753 is a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. D.E MASTER BLENDERS 1753’s brands have a strong heritage in the coffee and tea industry, and the company possesses a portfolio of well-known and trusted brands with leading positions in key markets.

The official listing of D.E MASTER BLENDERS 1753 is expected to take place on July 9. Until that date, trading in the shares of D.E MASTER BLENDERS 1753 will be on an “as-if-and-when-issued/delivered” (AIW) basis, with settlement taking place from July 9, 2012 onwards. On the same day, options on the shares will be introduced on the Amsterdam derivatives market of NYSE Liffe.

“We are pleased to welcome D.E MASTER BLENDERS 1753 to the exchange. The company is a great addition to our group of internationally strong positioned retail companies,” Cees Vermaas, CEO of NYSE Euronext Amsterdam said.

About the listing

Whether you will be allowed to participate in trading on an “as-if-and-when-issued” basis is dependent on the policies of, and arrangements with, your custody bank. Therefore, not all investors will be eligible to trade in D.E MASTER BLENDERS 1753 shares on an “as-if-and-when-issued” basis.

For more information about D.E MASTER BLENDERS 1753 B.V. we refer to the prospectus dated June 1, 2012 (“Prospectus”), copies of which may, subject to applicable securities law restrictions, be obtained by contacting D.E MASTER BLENDERS 1753 by e-mail (investor-relations@DEMB.com) or in writing (D.E MASTER BLENDERS 1753 B.V., Vleutensevaart 100, Utrecht, 3532 AD, the Netherlands). The Prospectus is also, subject to applicable securities law restrictions, electronically available via the website of D.E MASTER BLENDERS 1753 B.V. (www.demasterblenders1753.com) or, for Dutch citizens only, via the website of NYSE Euronext Amsterdam N.V. (www.euronext.com).

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR , Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than €2.6 billion in fiscal year 2011 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 30 292 7455	+31 30 292 7250
	investor-relations@DEMB.com	media-relations@DEMB.com